JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK


03029171

05 August 2003

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America


SEC MAIL PROCESSING
RECEIVED
AUG 08 2003
WASH, D.C.
155
SECTION

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SABMiller plc AGM Trading Statement	-	**Dated 30 July 2003**
SABMiller plc Results of Voting at AGM	-	**Dated 30 July 2003**
SABMiller plc announces Proposed Bond Issues and Debt Refinancing	-	**Dated 4 August 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

dlw 8/11

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue

Melissa Atheneos
C/o ADR Department
The Bank of New York



NEWS RELEASE



SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2003
WASH. D.C.
SECTION

SABMiller plc AGM Trading Statement

London and Johannesburg, 30 July 2003. At the Annual General Meeting of SABMiller plc (SABMiller) today, Graham Mackay, chief executive of SABMiller, commented on the group's overall performance for the three months ended 30 June 2003.

Mr Mackay said: "The group has recorded a strong performance for the quarter to 30 June 2003 with good contributions from our businesses in Europe, South Africa and Africa & Asia, whilst the North America and Central America operations have performed as expected at the time of our preliminary results announcement in May of this year. Assisted by favourable currency movements, adjusted earnings per share for this period show a satisfactory increase over the comparable period last year.

"Our European businesses have produced strong results, with good summer weather contributing to the volume growth achieved in all our markets. Financial performance in the quarter was assisted by pricing benefits and the strength of Central European currencies.

"The Africa & Asia businesses continue to perform well, with earnings ahead of the prior year, even though earnings were negatively impacted by SARS in China. We continue to benefit from relative currency stability in Africa.

"In South Africa, beer volumes have continued to grow, with beer gaining share of the total liquor market at the expense of spirits and wine, and are up 3.8% on the prior year after adjusting for the timing of Easter. Earnings in local currency are ahead of expectations, and in US dollar terms have been enhanced by a stronger South African rand. Both Miller Genuine Draft and Pilsner Urquell were launched during the quarter, and have been well received by the market.

"In North America, Miller Brewing Company ("Miller") profitability in the quarter is lower than the comparable prior year period, but in line with our expectations. Miller has now been integrated into the group, and we continue with our plans to establish a platform for growth over the next three years.

"Weak economic conditions in both Honduras and El Salvador and competitive pressure in the carbonated soft drink market continue to impact our Central America businesses. The restructuring programme to reduce the cost base in both countries is proceeding according to plan.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers, with 2002/03 lager volumes in excess of 115 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2003, the group generated US$770 million pre-tax profit from a turnover of US$9,112 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Contacts:

Sue Clark Director of Corporate Affairs SABMiller plc	Tel: +44 (0) 20 7659 0184 Mob: +44 (0) 7850 285471
Anna Miller Salzman Head of Investor Relations SABMiller plc	Tel: +44 (0) 20 7659 0106 Mob: +44 (0) 7973 837070
Ciaran Baker Head of Corporate Communications SABMiller plc	Tel: +44 (0) 20 7659 0120 Mob: +44 (0) 7979 954 493
Angus Maitland The Maitland Consultancy Ltd	Tel: +44 (0) 20 73795151 Mob: +44 (0) 7785 268 283

This announcement is available on the company website. www.sabmiller.com

SABMiller plc Results of Voting at AGM

London, 30 July 2003. SABMiller plc announces that at its Annual General Meeting held today, all the resolutions proposed were adopted with the requisite majorities on a show of hands.

The total number of votes received by proxy amounted to 78.8% of the eligible total. The lowest percentage total proxy vote in favour was 84.5% for ordinary resolution number 10. The percentage total proxy vote in favour of all the other resolutions ranged from 93% for Resolution 12 to 100% for Resolution 8.

The proxy votes were screened at the meeting.

A O C Tonkinson
Company Secretary

SABMILLER ANNOUNCES PROPOSED BOND ISSUES AND DEBT REFINANCING

London and Johannesburg, 4 August 2003. SABMiller plc, the world's second largest brewer by volume, announces that it proposes to raise approximately US$2.0 billion through issues of debt securities. It is expected that approximately US$1.7 billion in debt securities will be issued by Miller Brewing Company (Miller), a subsidiary of SABMiller plc, and that approximately US$300 million will be issued directly by SABMiller plc. The Miller issue will be guaranteed by SABMiller plc and SABMiller Finance B.V. (SABMiller Finance) and the debt securities issued by SABMiller plc will be guaranteed by its subsidiaries, Miller and SABMiller Finance. The proceeds from the Miller issue will be used to refinance a substantial portion of existing Miller bank debt, while the funds raised by the SABMiller plc issue will be used for general corporate purposes.

None of the debt securities will be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities.

End

Notes to editors

SABMiller plc has a brewing presence in over 40 countries with a portfolio of strong brands and leading market positions in the United States and certain countries in Europe, Central America, Asia and Africa. In the year ended March 31, 2003, lager volumes were 115.8 million hectolitres. SABMiller is also one of the largest bottlers and distributors of Coca-Cola products outside the United States, with total carbonated soft drink volumes in the year ended March 31, 2003 of 22.1 million hectolitres. SABMiller acquired Miller Brewing Company in July 2002.

This press release contains forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond SABMiller plc's control and could materially affect actual results, performance or achievements.

For further information:

Cedric Becker
Group Treasurer
SABMiller plc

Mob: +31 (653) 22 4895

Anna Miller Salzman
Head of Investor Relations
SABMiller plc

Tel: +44 (0) 20 7659 0106

This announcement is available on the company website. www.sabmiller.com